

January 7, 2014

<u>Via E-Mail</u>
Timothy Power
General Counsel
Continental Building Products, Inc.
12018 Sunrise Valley Drive, Suite 600
Reston, VA 20191

> **Re: Continental Building Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2013**
> **File No. 333-193078**

Dear Mr. Power:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have received your application for confidential treatment of certain portions of Exhibits 10.2 through 10.7. Please be advised that we will issue comments, if any, under separate cover and that comments on the confidential treatment application need to be cleared before we will accelerate effectiveness of the registration statement. Please file the referenced exhibits with your next amendment.

<u>Prospectus Cover Page</u>

2. Please remove the terms "Joint Book-Running Managers" and "Co-Managers" from the prospectus cover page. We will not object to the use of these terms on the outside back cover.

Prospectus Summary, page 1

Our Industry, page 2

3. We note your response to comment 17 in our letter dated December 19, 2013. On page 1 you disclose that you compete in a market that accounts for more than 55% of wallboard sales in the United States, but your chart on page 4 indicates that the key markets you compete in account for only 159,300 out of 825,900 new buildings permits, or a 19.3% United States market share. To help investors better understand the significance of this chart, please disclose the percentage of your revenue, as a whole, derived from the areas listed in the chart.

Strong Margin Profile and Cash Flow Generation, page 4

4. We note your response to comment 21 in our letter dated December 19, 2013. Please include the enhanced discussion of Adjusted EBITDA in the last paragraph on page 9 or direct readers to where the enhanced discussion of Adjusted EBITDA can be found in the summary prospectus.

5. Please provide supplemental support for your statement that "most wallboard manufacturers in the United States have also announced price increases for 2014."

Unaudited Pro Forma Combined Financial Information, page 42

Unaudited Pro Forma Combined Statements of Operations, page 44

6. We note that you made a distribution of $130 million to Lone Star on December 2, 2013. Considering the proximity of the distribution to your planned offering, please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the distribution in excess of the current year's earnings. Please include your calculation as a footnote. Please refer to SAB Topic 1:B.3. for guidance.

(b) Purchase Accounting, page 48

7. We note the additional disclosure you provided in response to comment 28 in our letter dated December 19, 2013. As previously requested, please disclose the amount of the fair value adjustments by asset category. This disclosure along with the range of estimated useful lives will provide investors with sufficient information to calculate the corresponding increase to depreciation and amortization expense for each period presented. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Timothy Power
Continental Building Products, Inc.
January 7, 2014
Page 3

<u>(h) Equity Awards, page 50</u>

8. Please expand your disclosure to include the assumptions used in the Black Scholes option pricing model for purposes of estimating the fair value of the stock options granted in connection with the offering. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51</u>

<u>Recent Events, page 53</u>

9. Please include the conversion from a limited liability company to a Delaware corporation within this section, including the date of the conversion.

<u>Executive and Director Compensation, page 90</u>

<u>Post-Acquisition Long Term Incentive Plan, page 92</u>

10. We note your response to comment 41 in our letter dated December 19, 2013, however your disclosure on page 98, that the LTIP was developed to reward and motivate "certain executive employees of the company and its subsidiary," coupled with your disclosure on page 92 that Mr. Preston is the only executive officer in the LTIP, appears inconsistent with the fact that two other employees received pool units under the LTIP. Please disclose the two other individuals that were granted an aggregate of 300,000 pool units or supplementally explain why these individuals should not be named in the registration statement.

<u>Certain Relationships and Related Party Transactions, page 103</u>

11. Please disclose the $130 million distribution made to Lone Star on December 2, 2013 under this section.

<u>Index to Financial Statements, page F-1</u>

<u>Continental Building Products, Inc. Unaudited Condensed Consolidated (Successor)/Condensed Combined (Predecessor) Financial Statements, page F-1</u>

12. Please address all comments issued for the annual financial statements in your interim financial statements, as applicable.

<u>Condensed Consolidated (Successor) / Condensed Combined (Predecessor) Balance Sheets, page F-4</u>

13. We note that you made a distribution of $130 million to Lone Star on December 2, 2013, which is 49.9% of total equity as of September 30, 2013. Please include a pro forma balance sheet alongside the most recent historical balance sheet reflecting the distribution accrual. Please refer to SAB Topic 1:B.3 for guidance.

<u>1. Background and Nature of Operations, page F-7</u>

<u>Description of Business, page F-7</u>

14. Please disclose the date that the registrant converted from a limited liability company to a Delaware corporation. Please also include disclosure of the conversion within Note 15.

<u>2. Significant Accounting Policies, page F-7</u>

<u>Basis of Presentation – Successor, page F-7</u>

15. We note your response to comment 45 in our letter dated December 19, 2013. Please revise your disclosures to clarify that the third party valuation firm is assisting you in your evaluation of the fair value of the assets acquired and liabilities assumed.

<u>10. Commitments and Contingencies, page F-14</u>

16. We note your response to comment 49 in our letter dated December 19, 2013. Based on the description of the pool units issued under the LTIP, it would appear that the pool units are within the scope of ASC 718-10. Please provide the disclosures required by ASC 718-10-50, or provide us with a comprehensive explanation as to how you determined the pool units issued under the LTIP are not within the scope of ASC 718.

<u>Gypsum Division of Lafarge North America Inc. Audited Combined Financial Statements</u>

<u>2. Significant Accounting Policies, page F-26</u>

<u>Property, Plant and Equipment, page F-28</u>

17. We note the disaggregated presentation of the range of estimated useful lives you provided for property, plant and equipment in response to comment 52 in our letter dated December 19, 2013. We further note that the plant machinery category continues to have a broad range of useful lives (i.e., 5 to 25 years) and represents 73% of the gross value of total property, plant and equipment as of December 31, 2012. Please further disaggregate this category into smaller and more meaningful components. If you are unable to further disaggregate the plant machinery category, please separately discuss the types of assets

that fall in each part of the range and explain why these types of assets have a broad range. To the extent you are able to further disaggregate the plant machinery category in to smaller categories, please also separately disclose the gross amount for each new category within Note 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant at 202-551-3736 or Alfred Pavot, Staff Accountant at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeffrey Chapman
        Gibson, Dunn & Crutcher LLP